SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August, 2008
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☑     Form 40 F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES
EX-1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 27, 2008	EKSPORTFINANS ASA
	By:	/s/ GISELE MARCHAND
		Name:	Gisele Marchand
		Title:	President and Chief Executive Officer

Exhibit Index is on page 3